BEFORE THE
                       ARKANSAS PUBLIC SERVICE COMMISSION

IN THE MATTER OF THE MOTION OF THE              )
GENERAL STAFF OF THE ARKANSAS                   )
PUBLIC SERVICE COMMISSION TO                    )  DOCKET NO. 98-339-U
ESTABLISH A DOCKET TO DETERMINE                 )
THE REASONABLENESS OF THE RATES OF              )
SOUTHWESTERN ELECTRIC POWER COMPANY             )

                      STIPULATION AND SETTLEMENT AGREEMENT

      On December 3, 1998, the Arkansas Public Service Commission General Staff ("Staff") and Southwestern Electric Power Company ("SWEPCO" or "Company") filed a Joint Request for Protective Order for Cost of Service Software, thereby establishing this docket pursuant to an ongoing Staff review of the utility's operations. On December 4, 1998, the Commission issued Order No. 1 granting the Joint request to protect from public disclosure the software owned by Management Applications Consulting, Inc. and used by SWEPCO in preparation of its cost of service studies.

      On April 29, 1999, Order No. 2 granted the Petition to Intervene filed by Tyson Foods, Inc. ("Tyson") on April 16, 1999. On May 5, 1999, the Attorney General's ("AG") office filed a notice of its intent to be an active party in this docket.

      On May 24, 1999, the Staff filed a Motion for a Show Cause Order. In its motion, Staff requested:

a. That the rates of the Company be reduced in the amount of $7,808,960 to reflect the recovery of an Arkansas retail revenue requirement of $175,814,167.

b. That the Company be required to prepare and file within sixty (60) days a cost of service study based on the twelve-month period ending June 30, 1998.

c. That the Commission issue an order directing SWEPCO to show cause why its present rates should not be reduced.

      In support of its Motion and based upon its analysis of the Company's financial performance for the twelve months ending June 30, 1998, Staff filed, on May 24, 1999, the prepared testimonies and exhibits of its witnesses Franklin
D. Ellis, Bill Dennis, Mark Witkowski, James E. Neely, L.A. Richmond, J. Bret Franks, and Patti J. Kelly.

      Commission Order No. 3, issued on June 4, 1999, directed SWEPCO to show cause why its present rates should not be reduced by $7,808,960 and required the Company to file, by July 23, 1999, a cost of service study, based on the twelve-month period ending June 30, 1998, including appropriate testimony in support thereof and rebuttal testimony to Staff's May 24, 1999 prepared testimony. The Order provided that Staff shall file appropriate rebuttal/surrebuttal testimony by August 12, 1999, and set the matter for a hearing on August 24, 1999. Errata Order No. 4 amended Order No. 3, so as to include the filing of responsive intervenor testimony by August 12, 1999. Order No. 5 entered on July 20, 1999, changed the procedural schedule to July 30, 1999 for testimonies and exhibits in either support of the anticipated Settlement Agreement or the respective positions of the parties; August 19, 1999 for rebuttal testimony; and August 30, 1999 for the public hearing.

      After reviewing Staff's testimony and exhibits, the parties began discussions in an effort to resolve their differences. During the course of those discussions, SWEPCO provided the Staff with additional information for review and consideration. After evaluating the additional information, three of the parties, namely the AG, SWEPCO, and the Staff (collectively referred to as the "Settling parties") were able to reach agreement. Accordingly, the Settling

 Parties state that this Stipulation and Settlement Agreement ("Agreement" or "Stipulation") is in the public interest and recommend it to the Commission as follows:
1.    GENERAL
            In light of the recent passage of Act 1556 of 1999, coupled with the Staff's investigation of SWEPCO's rates, the overall objective of this Agreement is to establish reasonable rates and to lay the groundwork for SWEPCO's transition to a competitive market. To meet this overall objective, the Agreement reflects a reduction in SWEPCO's revenue requirement, and the unbundling of the fuel revenue requirement from base rates to provide an intermediate step toward preparing and educating customers for the upcoming customer choice and unbundled tariffs. The cost of service reflects equal class rates of return and removes subsidies at the Customer Class level. Rates are designed to send appropriate pricing signals while minimizing customer impacts through a phase-in plan. The Settling Parties believe the following Agreement accomplishes these objectives and, as a whole, is in the public interest.

2.    REVENUE REQUIREMENT
            SWEPCO's Arkansas Retail Revenue Requirement is agreed to be:

                   Base Rate Revenue Requirement                   $ 98,508,372
                   Fuel Cost Recovery (1)                            65,038,305
                                                                   ------------
                   Total Rate Schedule Revenue Requirement         $163,546,677

                   Other Revenues                                    14,826,608
                                                                   ------------
                   Total Arkansas Retail Revenue Requirement       $178,373,285

      The agreed upon Arkansas Retail Revenue Requirement results in an Arkansas Retail Revenue Excess of $5,355,609. SWEPCO's Arkansas Retail Revenue Requirement and corresponding Revenue Excess are supported by the

---------------
(1) SWEPCO's Fuel Cost is to be collected through Staff's proposed Energy Cost Recovery Rider ("Rider ECR"), Attachemnt VIII to the Agreement.

      cost-of-service study (Settlement COS") presented as Attachment I of the Stipulation. Attachment II of the Stipulation present the Company's "Non-fuel" Arkansas Retail Revenue Requirement ("Settlement Non-fuel COS"). All Arkansas retail fuel costs, an equal amounts of revenues, and the test year level of margins received from affiliated and non-affiliated off-system sales transactions were removed from the Settlement COS to arrive at the Settlement Non-fuel COS.

               While the agreed upon revenue requirement reflects a negotiated settlement of all issues, the Settling Parties agree that the Arkansas Retail Revenue Requirement was arrived at by adjusting Staff's Revenue Requirement presented in its Prepared Exhibit FDE-1 to reflect the following:

      a. Arkansas jurisdictional Other Operating Revenues were increased to reflect the stipulated change in miscellaneous service fees and charges, as identified in Attachment III. The miscellaneous service fees and charges will be moved toward the cost incurred by the Company to provide the service.
      b. Rate Base was adjusted to correct an error in Staff's case. Staff had adjusted plant-in-service for plant retirements and net removal costs to occur during the pro forma year, but did not make the corresponding adjustment to accumulated depreciation.
      c. Property Tax Expense was increased to reflect the aforementioned change to rate base.
      d. The amount of O & M Expense disallowed as a result of Staff's review of expense vouchers was revised. The Company provided additional information to support the inclusion of certain expenses disallowed in Staff's filing.

      e. Based upon additional information provided by the Company, Staff's initial adjustment to Distribution O & M Expense was increased based on actual maintenance projects underway in the pro forma year.
      f. Bad Debt Expense was revised to be specific to the Arkansas jurisdiction, instead of the Total Company basis reflected in Staff's filing, resulting in a change to the revenue conversion factor.
      g. The depreciation expense contained in the Settlement COS is based on the depreciation parameters and rates in Attachment IV. These depreciation rates reflect the recommended rates and parameters contained in the Prepared Testimony of J. Bret Franks filed on May 24, 1999, refined to incorporate (1) separate retirement dates for each unit of production plant, rather than the plant by location retirement dates, and (2) actual interim retirement ratios (IRR) for Coal and Lignite Production Accounts 312 and 314, rather than Gas and Oil IRRs. Each of these revisions reflects a more specific basis for rate determination than reflected in Staff's filing.
      h. The overall rate of return used in the settlement cost of service is 6.82%. This rate is based on the capital structure and cost rates reflected in Staff witness Mark Witkowski's Exhibit MW-17 filed on May 24, 1999, revised to reflect the upper end of Staff's recommended range on equity of 10.25%-10.75%.
      i. Income Tax Expense was adjusted to reflect the aforementioned changes.

3.    COST OF SERVICE
            The purpose of the Customer Class Cost of Service Study is to distribute the Total Company Revenue Requirement to the Customer Classes and to the underlying Rate Schedules in order to determine their separate revenue requirements. Rates of return were equalized at the Customer Class level in order to send appropriate price signals and rate schedule revenue requirements were adjusted to minimize customer impact.

            While the agreed upon Customer Class Cost of Service Study reflects a negotiated settlement of all customer class cost of service issues, the Settling Parties agree that the Customer Class Cost of Service Study (Attachment V) was arrived at by adjusting Staff's Customer Class Cost of Service Study presented in its Prepared Exhibit FDE-1 to reflect the following:

a. In view of some particular costs included in customer information and customer service accounts 907 through 916, and as part of the overall settlement of this docket, accounts 907 through 916 were allocated 50% on the basis of number of customers and 50% on the number of kilowatt hours.
b. Rate Schedules were adjusted so that no Rate Schedule within the Customer Classes receiving a reduction would receive a rate increase. Rate schedules within a Rate Class receiving a decrease, that under attachment V show an increase, will receive no increase. The remaining rate Schedules within each Customer Class were adjusted to reflect the same average reduction or increase as the Customer Class.2 See Attachment VI.
c. The Basic Residential Service Rate will be maintained and the three separate electric end-use rate schedules will be consolidated into one rate for Residential Electric End-Use because of the similarity of their usage characteristics.

---------------
2 To the extent that a rate schedule is differentiated between voltage levels, the average reduction would be applied at the total rate schedule level.

4.    PHASE-IN OF EQUAL RATES OF RETURN
            The Settling Parties agree that the rates of return by class should be equalized and that equal rates of return will be phased in as necessary over a two-year period. The increases to the Lighting Class will be phased in with half of the increase becoming effective with the compliance tariffs and the remainder of the increase becoming effective in one year. The increases to the Lighting Class will be made concurrently with the decreases to the Commercial/Small Industrial, Large Industrial, and Municipal classes; the Residential Class decrease will all occur in the first year. See Attachment VI. The concurrent adjustments allow for the recovery of the stipulated Total Arkansas Retail Revenue Requirement in each year, therefore, there will be no need to accrue carrying charges.

5.    RATE DESIGN
      In order to reduce administration of tariffs and better reflect current usage, the Company will implement tariff changes that simplify, consolidate, and/or eliminate customer classes. The rate design agreed to by the Settling Parties is as follows:

a.    Residential Class
      There will be two residential rate schedules - Basic Residential Service and Residential Electric End-Use. Both residential rate schedules will include a seasonal differential and the End-Use rate will include a declining block structure. The customer charge will reflect the current charge of $6.88. The Rider to Residential Service for Controlled Service to Water Heaters will be closed to new customers.

b.    Low-Load Factor-Time of Use and Large Lighting and Power-Time of Use
      The Load-Load Factor - Time of Use rate schedule will be eliminated and its single customer will be moved to the Lighting and Power - Time of
      Use rate schedule. The Large Lighting and Power - Time of Use rate schedule will also be eliminated. There are no customers taking service under this rate schedule and thus there will be no revenue or cost impact of the elimination of this schedule. Consistent with the provisions of the tariff, the Experimental Economic Development Rider will be closed, however existing contracts will be honored through the date of Retail Open Access.
c.    Lighting Classes
      For all lighting classes, in order to provide consistent pricing and to simplify the lighting tariffs, several seldom-used lighting options will no longer be available. The Private Lighting and Area Lighting rate schedules will be closed to new customers and a new dusk to dawn lighting service will be introduced.
d.    Other Tariffs and Service Regulations
      Certain miscellaneous fees and charges in the Charges Related to Customer Activity rate schedule will be changed to more closely reflect the current costs of providing those services as shown in Attachment III. The Charges for Special or Additional Facilities schedule will be modified and a new rate based on current costs will be charged for new customer contracts. The language for Underground Electric Distribution Service Agreement (Attachment VII) will be amended to simplify and clarify the tariff.

6.    ENERGY COST RECOVERY RIDER
      The Company's energy cost will be recovered through the Energy Cost Recovery Rider, ("Rider ECR"), Attachment VIII of the Agreement. The initial Energy Cost Rate will be determined using data for the twelve-month period ended December 31, 1998. The Energy Cost Rate will also reflect the estimated over/under recovery balance associated with SWEPCO's current energy adjustment rider. The initial redetermination filing, as required under Rider ECR, will reflect a true-up adjustment for the estimated over/under recovery balance associated with SWEPCO's current energy adjustment rider. Since the Company's energy cost will be recovered through Rider ECR, the Company's Rate Schedule No. 27, the Fuel Adjustment Rider, will be eliminated.

Treatment of Non-Affiliated Sales Margins:
      In consideration of incorporating a fixed minimum level of off-system sales margins in the energy cost recovery rider, and in recognition of the differences in off-system sales margins pre and post merger and the treatment afforded off-system sales revenues as the result of the American Electric Power ("AEP") merger in other jurisdictions, incremental margins from sales will be shared between customers and shareholders as described in a. and b. and as shown in the tables below. Off-system sales margins are defined as margins from sales transactions to non-affiliated utilities made under the Central & South West ("CSW") Joint Operating Agreement pre-merger, and under the AEP System Integration Agreement post-merger. The customers' share of off-system sales margins will be reflected in the calculation of the Energy Cost Recovery Rider.

a. Pre-merger, the minimum or base off-system sales margin to be included in the Energy Cost Recovery Rider and credited to customers on an annual basis is $583,539. For any off-system sales margins allocated to SWEPCO's Arkansas retail jurisdiction between $583,539 and $758,600, 100% of such margins shall be credited to retail customers. For any off-system sales margins allocated to SWEPCO's Arkansas retail jurisdiction between $758,600 and $1,167,078, 85% of such margins shall be credited to retail customers and 15% of such margins shall be retained by shareholders. For any off-system sales margins allocated to SWEPCO's Arkansas retail jurisdiction above $1,167,078, 50% of such margins shall be credited to customers and 50% of such margins shall be retained by the shareholders.

                                   PRE-MERGER

                                        Threshold Level      Threshold Level
                       Base Off-System  for 15% Sharing      for 50% Sharing
                       Sales Margin in  by Shareholders      by Shareholders
      Company          the Test Year    in Off-System Sales  Off-System Sales
      -------          ---------------  ----------------     ----------------


      SWEPCO              $583,539          $758,600            $1,167,078

b. Post-merger, the minimum or base off-system sales margin to be include in the Energy Cost Recovery Rider and credited to customers on an annual basis is $758,600. Any proration would be consistent with the effective date of the merger. For any off-system sales margins allocated to SWEPCO's Arkansas retail jurisdiction between $758,600 and $1,167,078, 85% of such margins shall be credited to retail customers and 15% of such margins shall be retained by shareholders. For any off-system sales margins allocated in SWEPCO's Arkansas retail jurisdiction above $1,167,078, 50% of such margins shall be credited to customers and 50% of such margins shall be retained by the shareholders.

                                   POST-MERGER

                                        Threshold Level      Threshold Level
                                        for 15% Sharing      for 50% Sharing
                       Base Off-System  by Shareholders      by Shareholders
      Company          Sales Margin     in Off-System Sales  Off-System Sales
      -------          ------------        -----------       ----------------


      SWEPCO              $758,600          $758,600            $1,167,078

Treatment of Affiliated Sales Margins
      Margins allocated to SWEPCO's Arkansas retail jurisdiction resulting from energy sales transactions with affiliated electric operating companies will be reflected in the calculation of the Energy Cost Recovery Rider.

      Margins allocated to SWEPCO's Arkansas retail jurisdiction resulting from capacity sales will be reflected in the calculation of Energy Cost Recovery Rider.

7.    COMPLIANCE COST OF SERVICE
      As soon as practicable, but no later than thirty (30) days after Commission approval of the Agreement, SWEPCO will file compliance tariffs designed to recover the Arkansas Retail Revenue Requirement detailed in Section 2 of the Agreement. The new base rates in the compliance filing will be developed using the billing determinants, as set forth in Attachment IX of the Agreement.

8.    ACT OF 1556 OF 1999 PROVISIONS
      Contingent upon adoption or approval of this Agreement in whole, without modification or amendment by the Arkansas Public Service Commission, SWEPCO will not seek to recover stranded costs as defined in ss.23-19-102(36) related to electric generation pursuant to ss.23-19-304 of Act 1556 of 1999.

      Nothing in this Settlement will preclude SWEPCO from seeking to recover transition costs in accordance with ss.23-19-304 of Act 1556 of 1999.

      The cost of service study  supporting the settlement  revenue  requirement
shall  be  used  as  the  basis  for  unbundling   SWEPCO's  rates  pursuant  to
ss.23-19-205(a) of Act 1556 of 1999.

9.    RIGHTS OF PARTIES
      This Agreement is expressly contingent upon its approval by the Commission without modification. The various provisions of the Agreement are interdependent and unseverable. The Settling Parties will cooperate fully in seeking acceptance and approval by the Commission of the Agreement and will support its approval in all respects without modification in any further proceedings which may be ordered by the Commission.

      In the event the Commission does not accept, adopt, and approve this Agreement in its entirety and without modification, the Settling Parties agree that this Agreement shall be void and of no effect. However, in that event, the Settling Parties agree (a) no party shall be bound by any of the provisions or agreements herein contained; (b) all parties shall be deemed to have reserved all their respective rights and remedies in this proceeding; and (c) no party shall introduce this Agreement or any writings, discussions, negotiations, or other communications of any type related to this Agreement in any proceeding.

      WHEREFORE, premises considered, it is requested that the Commission review and approve this Stipulation and Settlement Agreement entered this 30th day of July, 1999.
                                Respectively submitted,

                                GENERAL STAFF OF THE ARKANSAS
                                PUBLIC SERVICE COMMISSION

                                By:  /s/ Susan D'Auteuil
                                Susan D'Auteuil
                                General Staff Attorney
                                1000 Center Street
                                P.O. Box 400
                                Little Rock, Arkansas 72203
                                (501) 682-5878


                                SOUTHWESTERN ELECTRIC POWER COMPANY

                                By: /s/ David R. Matthews
                                David R. Matthews
                                Matthews, Campbell, Rhoads, McClure & Thompson 119 South Second Street
                                Rogers, AR  72756-4525
                                (501) 636-0875

                           ATTORNEY GENERAL OF
                           THE STATE OF ARKANSAS

                           By:  /s/ M. Shawn McMurray
                           M. Shawn McMurray
                           Sr. Asst. Attorney General
                           323 Center Street, Suite 200
                           Little Rock, AR 72201
                           (501) 682-2007


                             CERTIFICATE OF SERVICE

      I certify that a copy of the foregoing pleading has been delivered to the following parties of record by hand-delivery, facsimile, or first-class mail, postage prepaid, this 30th day of July, 1999.

M. Shawn McMurray
Sr. Asst. Attorney General
323 Center Street, Suite 200
Little Rock, AR 72201

Herbert C. Rule III
Stephen Joiner
ROSE LAW FIRM
120 East Fourth Street
Little Rock, AR 72201-2893

David Matthews
MATTHEWS, CAMPBELL, RHOADS,
MCCLURE & THOMPSON, P.A.
119 South Second Street
Rogers, AR 72756


                                         /s/ Susan E. D'Auteuil
                                         Susan E. D'Auteuil